

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Juan Carlos Espinosa
President
Bidfish.com Inc.
40 Court Street, Suite 178
Middlebury, VT 05753

> **Re: Bidfish.com Inc.**
> **Form 10-K/A for Fiscal Year Ended August 31, 2010**
> **Filed July 29, 2011**
> **Form 10-Q for the Quarter Ended May 31, 2011**
> **Filed July 20, 2011**
> **File No. 000-53512**

Dear Mr. Espinosa:

We have reviewed your response dated July 28, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010, as amended

Evaluation of Disclosure Controls and Procedures, page 20

1. We note your revised disclosure indicating that the company's disclosure controls and procedures were not effective as of the end of the period covered by your report; August 31, 2010. Please discuss why your disclosure controls and procedures were not effective and explain when and by whom the deficiencies were first identified. Please also explain exactly how and when you intend to rectify the deficiencies.

2. Because material weaknesses existed with respect to your disclosure controls and procedures, please disclose the basis for your conclusions that the company's internal control over financial reporting were nonetheless effective as of the end of the period covered by the report.

Form 10-Q for the Quarter Ended May 31, 2011

Exhibit 31.1

3. Please revise the certification to include the introductory language required by paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief